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                                                  DAVIS, MALM & D'AGOSTINE, P.C.
                                                                ONE BOSTON PLACE
                                                                BOSTON, MA 02108
                                                               TEL. 617-367-2500

                              August 31, 2005


Securities and Exchange Commission
Division of Corporation Finance
Washington, DC  20549

Attention: Edward M. Kelly, Senior Counsel

RE:  Clean Harbors, Inc. and Registrant Guarantors
     Registration Statement on Form S-4
     File No. 333-126193

     Clean Harbors, Inc.
     Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and Subsequent Exchange Act Reports
     File No. 0-16379

Ladies and Gentlemen:

     On behalf of Clean Harbors, Inc. (the "Company") and its subsidiaries listed as Registrant Guarantors (the "Guarantors") in the Registration Statement on Form S-4 described above, there is herewith transmitted electronically for filing Amendment No. 1 to the Registration Statement (the "Amendment") relating to the proposed exchange offer of registered 11 1/4% Senior Secured Notes due 2012 (the "new notes") for the Company's similar unregistered notes (the "old notes") now outstanding. To assist review of the Amendment by the Commission's staff, we are delivering to Edward M. Kelly, Senior Counsel, three printed copies of the Amendment with exhibits. Each of those copies is marked to show changes from the Registration Statement as originally filed, except for the exhibits and the unaudited financial statements for the six months ended June 30, 2005 which appear on pages F-87 through F-131 of the Amendment and replace in their entirety the unaudited financial statements for the three months ended March 31, 2005 which were included in the Registration Statement as originally filed.

     The Company responds as described below to each of the comments on the Registration Statement in the letter dated July 25, 2005 (the "Comment Letter") from Pamela A. Long, Assistant Director. Each such comment and related response has the same number as in the Comment Letter, but the page numbers in the responses have been updated to the relevant page numbers in the revised preliminary prospectus included in the Amendment.

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Securities and Exchange Commission
August 31, 2005
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1.   Please tell us your intentions for the preliminary proxy statement that was last revised on January 16, 2003. If you intend to withdraw the proxy statement, file separate correspondence on the EDGAR system to that effect.

RESPONSE: By letter dated August 25, 2005, filed with the Commission under EDGAR, the Company has withdrawn the preliminary proxy statement last revised on January 16, 2003. Such proxy statement is no longer relevant since the Company redeemed on June 30, 2004 all of its previously outstanding Series C Convertible Preferred Stock which was the subject of that proposed proxy statement.

2. If applicable, comments on the S-4 are comments on the 10-K and subsequent Exchange Act reports and vice versa. As applicable, address comments below in future filings under the Exchange Act.

RESPONSE: As described below in this letter with respect to those comments which relate to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, the Company has modified the corresponding disclosures in the prospectus and in the Quarterly Report on Form 10-Q for the quarter ended June 30, 2005 (which is incorporated by reference into the prospectus). The Company will also address such comments in the reports which the Company subsequently files under the Exchange Act.

3. We note that you are registering the new notes in reliance on our position enunciated in EXXON CAPITAL HOLDING CORPORATION (available April 13, 1989), MORGAN STANLEY & CO. INCORPORATED (available June 5, 1991), and SHEARMAN AND STERLING (available July 2, 1993). Provide a supplemental letter on the letterhead of Clean Harbors, Inc. or Clean Harbors signed by an officer before the S-4's effectiveness:

          - stating that you are registering the exchange offer in reliance on our position in those letters, and

          - including the statements and representations substantially in the form presented in the MORGAN STANLEY & CO. INCORPORATED and SHEARMAN AND STERLING letters.

RESPONSE: A supplemental letter from Carl Paschetag, Vice President and Treasurer of the Company, containing the statements and representations specified in this comment is being filed as correspondence with the Amendment.

4. We note that you intend to file by amendment the legality opinion. Allow us sufficient time to review the opinion before requesting acceleration of the registration statement's effectiveness.

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Securities and Exchange Commission
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RESPONSE: The legality opinion of Davis, Malm & D'Agostine, P.C., is filed as
Exhibit 5.1 to the Amendment.

5. On page 1 and throughout the document where you discuss EBITDA, discuss also your net income (loss) as calculated and presented according to GAAP. See Item 10(e)(1)(i)(A)) of Regulation S-K.

RESPONSE: Page 1 of the prospectus now deletes the EBITDA disclosure. The disclosures of Adjusted EBITDA (see response to comments 17, 26 and 27 below) which appear as part of the "Summary Historical Consolidated Financial Data" (pages 10 and 12-14) and "Selected Historical Consolidated Financial Data" (pages 27 and 29-31) also contain the Company's net income (loss) as determined in accordance with GAAP for each of the periods for which Adjusted EBITDA is presented and a reconciliation of each Adjusted EBITDA number to both net income
(loss) and cash flow from operations as determined in accordance with GAAP. In other places in the prospectus where EBITDA is discussed, such discussion generally focuses either on the Company's compliance with the covenants in its current credit agreement and indenture which are based upon "Consolidated EBITDA" (as such term is defined in the Company's current credit agreement and indenture in the same manner as "Adjusted EBITDA" is defined in footnotes (8) on pages 12 and 29 of the prospectus) or the relative performance of the segments of the Company's business to overall performance.

6. We note that you refer to third parties throughout the filing, including the financial statements' notes. For example, refer to "independent appraisal firm" on page 35, "Tillinghast Towers Perrin" on page 74, and "legal counsel" on pages 104 and 109. If you refer to third parties, you need to identify them and obtain their consent. Otherwise, you should delete all references to third parties. SEE Rule 436 of Regulation C under the Securities Act.

RESPONSE: Except for disclosures relating to specified matters for which consents from the relevant third parties are filed as exhibits to the Registration Statement, the prospectus deletes references to actuaries, legal counsel and other experts.

7. Explain the meaning of any abbreviation or acronym when introduced in the registration statement. For example, refer to "PRPs" in the first full paragraph on page 60.

RESPONSE: In connection with each initial use of an abbreviation or acronym (and in connection with subsequent uses to the extent the Company believes such restatement will be helpful to investors), the prospectus defines the relevant abbreviation or term.

PROSPECTUS' OUTSIDE FRONT COVER PAGE

8. Identify the guarantees as securities that you are offering with the notes by way of this prospectus.

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Securities and Exchange Commission
August 31, 2005
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RESPONSE: The first paragraph of the prospectus' cover page has been expanded to add the specified disclosure.

9. Refer to the fourth bullet point. Confirm for us that the offer will be open for a full 20 business days. At present, it appears that the offer could be open for less than the required 20 business days because the offer expires at 5:00 P.M. instead on midnight on what may ultimately be the twentieth business day after it begins. SEE Rule 14d-l(g)(3) under the Exchange Act and Q&A 8 in Release No. 34-16623, March 5,1980. We note the disclosure in the second bullet point on page 117.

RESPONSE: To ensure that the exchange offer will be open for a full 20 business days, the disclosures throughout the prospectus and exhibits have been changed to provide that the offer will expire on midnight rather than 5:00 p.m. on the last such day.

10. Delete the word "generally" in the fifth bullet point because the word "generally" may imply that investors cannot rely on the disclosure. Also delete the word "generally" under "Tax Consequences" on page 9 and under "Sale or Exchange of Notes" on page 176 and the language "for general information" in the bold type paragraph on page 178 for the same reason.

RESPONSE: The specified changes have been made on the cover page and pages 6, 179 and 182 of the prospectus.

11. Remove any information not required by Item 501 of Regulation S-K and not key to an investment decision.

RESPONSE: The prospectus' cover page has been revised to delete information which the Company believes is not required by Item 501 of Regulation S-K or key to an investment decision.

12. Except for footnotes, the typeface should be uniform throughout the document. Currently, the type on the prospectus' outside front cover page appears too small. Please revise.

RESPONSE: The typeface on the prospectus' outside cover page and throughout the Amendment is at least ten points, except for footnotes which are at least eight points.

13. Move all information except that required by Item 2 of Form S-4 after "Table of Contents" on pages ii-iv so that it follows the summary and risk factors sections. SEE Item 502 and 503(c) of Regulation S-K.

RESPONSE: The section entitled "Available Information" has been renamed "Where You Can Find Additional Information" and moved to page 184 of the prospectus. The sections entitled

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Securities and Exchange Commission
August 31, 2005
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"Disclosure Regarding Forward-Looking Statements" and "Industry Market Data"
have been moved to pages 24 and 25 of the prospectus.

AVAILABLE INFORMATION, PAGE II

14. It appears that you are providing disclosure under Item 10 of Form S-4. If so, please revise to include all documents required to be incorporated by
     Item 11 of Form S-4.

RESPONSE: The list of documents incorporated by reference on page 184 of the prospectus has been expanded to include the Company's Annual Report on Form 10-K for the year ended December 31, 2004, all other reports which the Company has filed under the Exchange Act subsequent to December 31, 2004, and all reports subsequently filed under the Exchange Act during the exchange offer.

INDUSTRY AND MARKET DATA, PAGE IV

15. Amend this paragraph's language to remove the implication that you are disclaiming responsibility for information that you have chosen to include in the prospectus.

RESPONSE: The specified language now on page 25 of the prospectus has been modified to state that the Company believes the industry and market data included in the prospectus which the Company has obtained from third party sources is accurate.

PROSPECTUS SUMMARY, PAGE 1

16. The summary is much too detailed and includes information about Clean Harbors and its business that is repeated essentially word for word on pages 75-80. We note particularly the subsections on Clean Harbors' competitive strengths and business strategy. The emphasis on those features or aspects without a discussion of corresponding risks also leaves the summary somewhat unbalanced. Revise so that the summary highlights in a brief overview the key aspects or features of Clean Harbors and its business, eliminating the two subsections mentioned. SEE Item 503(a) of Regulation S-K.

RESPONSE: The summary has been shortened and the subsections entitled "Our Competitive Strengths" and "Our Business Strategy" deleted.

17. Ensure that the information that you retain is balanced. For example, you disclose revenue and EBITDA for the 12 month period ended March 31, 2005, but you do not disclose that earnings were insufficient to cover fixed charges during the years ended December 31, 2003 and 2002. Further, disclosure in footnote (8) on page 15 states that "Previous definitions of EBITDA were based on financial arrangements then in place and varied somewhat from the current definition of EBITDA."

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Securities and Exchange Commission
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RESPONSE: The disclosure formerly on page 1 as to EBITDA for the 12-month period ended March 31, 2005 has been deleted. The disclosures of "Other Financial Data" (which include both the ratio of earnings to fixed charges and Adjusted EBITDA) on pages 10 and 27 and in footnotes (7) and (8) thereto on pages 12-14 and 29-31 point out that, during the years ended December 31, 2003 and 2002 and the six months ended June 30, 2004, earnings were not sufficient to cover fixed charges. The disclosures as to Adjusted EBITDA in those pages and footnotes now use a consistent definition of Adjusted EBITDA for all periods presented, and include reconciliations of the Adjusted EBITDA numbers to both net income (loss) and cash flow from operations as determined in accordance with GAAP for each of the relevant periods. Please also see the responses to comments 5, 26 and 27.

18.  Identify the notes' initial purchasers under "Background" on page 6.

RESPONSE: The section entitled "Background" on page 4 has been expanded to provide the names of the initial purchasers of the old notes.

19. Provide the book value of the collateral as of the date of the most recent balance sheet included in the prospectus. Also disclose the maximum amount of first-lien obligations that you are permitted to incur.

RESPONSE: The section entitled "Ranking" on pages 7-8 has been expanded to disclose the maximum amount of first-lien obligations which the Company may have outstanding. The section entitled "Security" on page 8 has been expanded to disclose the book value of the assets which secure the notes on a second-lien basis and which (along with certain other assets which do not secure the notes) also secure the first-lien obligations.

20. We assume that the reference to "this offering circular" under "Optional Redemption" on page 11 is inadvertent. Please revise.

RESPONSE: The reference under "Optional Redemption" on page 8 has been corrected from "offering circular" to "prospectus."

21. Revise "Change of Control" on page 11 to disclose that if there is a change of control, Clean Harbors may have insufficient financial resources or may be unable to arrange financing to repurchase the notes.

RESPONSE: The section entitled "Change of Control" on page 8 has been expanded to state that the Company may then not be able to finance a repurchase of the notes either through available cash or new financing and that the Company's revolving credit and letter of credit facilities prohibit such a repurchase without the consent of the lenders under such agreements.

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Securities and Exchange Commission
August 31, 2005
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RISK FACTORS, PAGE 18

22. Many risk factors' captions or headings state merely a fact or describe an event that may occur in the future or are too vague to describe adequately the risk that follows. For example, refer to the first, second, fourth, fifth, seventh, eighth, ninth, tenth, eleventh, twelfth, thirteenth, fourteenth, fifteenth, sixteenth, seventeenth, eighteenth, nineteenth, twentieth, twenty-first, and twenty-second risk factors. State succinctly the risk that follows from the fact or uncertainty.

RESPONSE: Each of the risk factors has been revised to state more succinctly the adverse consequences which may result to the Company and the holders of the notes if the specified events or conditions should occur in the future.

23. Avoid generic conclusions in the risk factors' captions or headings and in the risk factors' discussions such as Clean Harbors' results of operations, business, and financial condition would or could be materially and adversely affected or would or could be harmed. For example, refer to the third and nineteenth risk factors. Rather, explain specifically what the risk's consequences or effects are for Clean Harbors and its investors.

RESPONSE: Each of the risk factors has been revised to avoid generic conclusions and explain more clearly the adverse consequences which may result to the Company and holders of the notes if the specified events or conditions should occur in the future.

24. Some risk factors include language like "we cannot assure, "we can not assure," "we cannot guarantee," and "we cannot provide assurance." For example, refer to the second, third, fifth, sixth, ninth, tenth, fourteenth, and nineteenth risk factors. Since the risk is the situation described and not your inability to assure or guarantee, revise.

RESPONSE: Each of the risk factors has been revised to remove terms such as "we can not assure" and explain more clearly the actual or potential event or condition which gives rise to the risk.

25.  In the fifth factor, quantify your debt service obligations.

RESPONSE: The fifth risk factor on page 16 now states the aggregate amounts which the Company incurred during 2004 and the six months ended June 30, 2005, and anticipates incurring during the entire 2005 for interest on debt and fee obligations on letters of credit.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA, PAGE 28

26. Since you have adjusted EBITDA for charges other than interest, taxes, depreciation, and amortization expenses you should revise your title to reflect that fact. Refer to Question 14 in the June 13, 2003 FAQ on Non-GAAP Financial Measures.

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Securities and Exchange Commission
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RESPONSE: For each disclosure in the prospectus of an amount of EBITDA, the title has been changed to "Adjusted EBITDA." Furthermore, as described above in the response to comment 5, the principal of such disclosures contain both the definition of "Adjusted EBITDA" and reconciliations of each such number to both net income (loss) and cash flow from operations and determined in accordance with GAAP for the relevant periods.

27. Since the EBITDA amounts presented on page 16 for the years ended December 31, 2002 and December 31, 2003 do not agree to amounts presented in Note 23 to the financial statements, it appears that you are disclosing two different amounts of EBITDA. Explain why you have two different amounts and why you believe that both are useful to investors. Also revise the titles so that you are not using the same title for both amounts.

RESPONSE: As explained in Note (8) on pages 12 and 29, the amounts of Adjusted EBITDA now shown for each of the specified periods in the "Summary Historical Consolidated Financial Data" and "Summary Historical Consolidated Financial Data" and the reconciliations of such amounts to both net income (loss) and cash flow from operations on pages 13-14 and 30-31 have been calculated using a consistent definition of "Adjusted EBITDA," which is the same as the definition of "Consolidated EBITDA" in the Company's current credit agreement and indenture each dated as of June 30, 2004. The Company believes that this presentation is helpful to investors because it reflects changes in the Company's performance throughout all of the specified periods using a consistent definition of "Adjusted EBITDA." The Company has also revised the presentation of EBITDA in
Note 23 of the financial statements for the three years ended December 31, 2004 on page F-74 to be consistent with Adjusted EBITDA presented for the years ended December 31, 2002 and 2003 on pages 12 and 29. Note 23 to the Company's previously reported financial statements for the years ended December 31, 2003 and 2002, presented EBITDA numbers based on the definitions of "Consolidated EBITDA" in the Company's credit agreements as then in effect, which differed slightly from the definition of "Consolidated EBITDA" in the Company's current credit agreement and indenture. However, the adjustments which have been made for this purpose in revised Note 23 to the previously reported EBITDA numbers represent only less than one-half of one percent for the year ended December 31, 2003, and less than one-tenth of one percent for the year ended December 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS CRITICAL ACCOUNTING POLICIES AND ESTIMATES, PAGE 36

28. Expand your discussion of critical accounting policies to address these items:

     - Indicate whether you have discussed your critical accounting estimates with your audit committee.

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Securities and Exchange Commission
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RESPONSE: Page 35 of the prospectus now states that management discusses each of the critical accounting estimates with the Audit Committee of the Company's
Board of Directors prior to each release of the Company's annual financial statements.

     - Provide a quantitative discussion of changes in your overall financial performance if you were to assume that the accounting estimates were changed by using reasonably possible near term changes in the most material assumptions underlying the accounting estimates or by using the reasonably possible range of the accounting estimates. For example, we would expect to see a detailed discussion of the significant assumptions used in arriving at your closure and post-closure obligations. This discussion should include the inflation and discount rates used and the impact on your financial results if you assumed changes in these assumptions.

RESPONSE: The disclosure as to the accounting estimates respecting "Environmental Liabilities" on page 37 has been expanded as follows:

     "As of June 30, 2005, we had recorded discounted remedial liabilities of $148.7 million. We also estimate that it is "reasonably possible" as that term is defined in SFAS No. 5 ("more than remote but less than likely"), that the amount of such remedial liabilities could be up to $22.0 million greater than such $148.7 million."

     The disclosure as to the accounting estimates respecting "Legal Matters" on page 38 has been expanded as follows:

     "We also estimate that it is "reasonably possible" as that term is defined in SFAS No.5 (more than remote but less than likely), that the amount of such total liabilities could be up to $3.0 million greater than such $ 34.1 million. Because all of our reasonably possible additional losses relating to legal liabilities relate to remedial liabilities, the reasonably possible additional losses for legal proceedings liabilities are reflected in the tables of reasonably possible additional losses under the heading "Environmental Liabilities" below."

     With respect to the accounting estimates respecting "Accounting for Landfills" referenced on pages 36-37 and further described on pages 52-59, the Company believes that its most significant risk, the risk of a significant reduction in highly probable airspace, is adequately disclosed and that it is not practicable to provide an estimate or range of estimate for the loss that could be incurred. Furthermore, the Company believes that it is not helpful to investors to quantify the estimated effects of changes in inflation or discount rates, since any near-term change in inflation or discount rates used would only affect asset retirement obligations incurred in the current year and would not be material to the financial statements. Inflation rates used for

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Securities and Exchange Commission
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landfill volume consumed during the years ended December 31, 2004, and December
31, 2003, and the six months ended June 30, 2005, were 1.15%, 2.00%, and 2.16%, respectively. Discount rates for the same periods were 12.50%, 14.00%, and 10.25%.

     - Provide a quantitative and qualitative discussion of any material changes made to the accounting estimates in the effect on your overall financial performance.

     SEE Release Nos. 33-8040, 33-8098, and 33-8350.

RESPONSE: The principal changes in accounting estimates which have affected the Company's financial statements over the periods covered by the Management's Discussion and Analysis relate to changes in estimates relating to "Environmental Liabilities" and "Insurance Expense." The disclosure as to changes in estimates relating to "Environmental Liabilities" on pages 37-38 has been expanded as follows:

     "Net reductions in our estimates of environmental liabilities resulted in increases to our reported results of operations of $3.3 million, $ 0.3 million and $7.6 million for the years ended December 31, 2004 and 2003, and the six months ended June 30, 2005, respectively."

     The disclosure as to change in accounting estimates relating to "Insurance Expense" on page 38 has been expanded as follows:

     "The effect of the restatement was to increase cost of revenues by $0.3 million for the years ended December 31, 2003 and 2002."

RESULTS OF OPERATIONS, PAGE 39

29.  Enhance your MD&A disclosures by including these items:

     - Quantify the impact of each factor when multiple factors contribute to material fluctuations in a line item. For material fluctuations in net sales, discuss the extent to which the fluctuation is due to pricing, volumes sold, or the introduction of new products.

     - Discuss the nature of the items included in corporate revenues and cost of revenues. Also discuss and quantify the reasons for the fluctuations in corporate items.

     SEE Item 303(a) of Regulation S-K.

RESPONSE: The discussions of "Results of Operations" on page 39-51 now disclose the quantitative impact of each factor where multiple factors were involved. For material

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Securities and Exchange Commission
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fluctuations in net sales, the reasons for the fluctuations are described. The descriptions of the nature of items included in corporate revenues, cost of revenues and selling, general and administrative items have also been expanded.

ENVIRONMENTAL LIABILITIES, PAGE 50

30. You state that landfill assets are amortized and closure and post-closure costs are accrued as airspace is consumed. Disclose the rates that you used for the amortization of landfill and post-closure costs during each period presented. If applicable, discuss the reasons for material fluctuations.

RESPONSE: The following statement has been added to the description of "Environmental Liabilities" on page 56 and, with minor revisions, to Note 4, "Significant Accounting Policies" on page F-23:

     "In 2003 and 2004 we reduced closure and post-closure liabilities as a result of increasing highly probable landfill airspace. After acquiring landfills as part of the CSD assets from Safety-Kleen in 2002, our management identified new business opportunities that made possible the expansion, and further utilization, of the assets that the previous owners had believed to be exhausted. The resulting increase in airspace was accounted for by reducing landfill retirement liabilities (due to delaying the closure and post-closure expenditures) and by correspondingly reducing landfill assets by $11.6 million and $1.2 million for the years ended December 31, 2003 and 2004 respectively. See the tables of changes to closure and post-closure liabilities below."

     "We calculate the rates we use to amortize landfill assets based upon the dollar value of estimated final liabilities, the surveyed remaining airspace of the landfill, and the time estimated to consume the remaining airspace. Consequently, rates vary for each landfill and for each asset category, and we recalculate them each year. During the years ended December 31, 2004, and 2003, we depreciated landfill assets at average rates of $0.39 and $2.62 per cubic yard, respectively. The change in the amortization rate of landfill assets resulted primarily from the $11.6 million reduction in landfill retirement liability described immediately above."

     A similar statement has been added on page 58 and, with minor revisions, to
Note 12, "Closure and Post-Closure Liabilities" on page F-49 and, in addition, the following statement has been added on page 58 with respect to inflation:

     "We calculate the rates we use to accrue closure and post-closure costs as a function of the dollar value of estimated final liabilities, the surveyed

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     remaining airspace of the landfill, and the time estimated to consume the remaining airspace. Consequently, rates vary for each landfill and for each asset category, and we recalculate them each year. During the years ended December 31, 2004, and 2003, we accrued asset retirement obligations at average rates of $1.23 and $1.46 per cubic yard, respectively. The changes in the accrual rate of asset retirement obligations resulted primarily from the $11.6 million reduction in landfill retirement liability described immediately above."

31.  Provide a rollforward of landfill assets for each period presented.

RESPONSE: Pages 55-56 and F-23 now provide a rollforward of landfill assets for the years ended December 31, 2004 and 2003.

32. Since the 7.8 million cubic yards of unpermitted airspace included in probable airspace did not meet your established criteria for determining if unpermitted airspace should be included in probable airspace, disclose the impact of including this airspace on your income from operations for each period presented. Also disclose the reasons for not having submitted the permit application and when you intend to submit the permit application.

RESPONSE: The following statement has been added to "Environmental Liabilities" on page 54 and (with minor modifications) to Note 4, "Significant Accounting Policies" on page F-22:

     "Had we not included the 7.8 million cubic yards of unpermitted airspace in highly probable airspace, operating expense for year ended December 31, 2004, and for the six months ended June 30, 2005 would have been higher by $439 thousand and $271 thousand, respectively."

33. Since the changes in estimates resulted in a reduction of closure and post-closure liabilities of approximately 12% during the year ended December 31, 2004 and 19% during the year ended December 31, 2003, disclose the facts and circumstances that led to these changes in your estimates. Also disclose how the "other changes in estimates" are reflected in your financial statements.

RESPONSE: The following statement has been added to "Environmental Liabilities" on page 56 and (with minor modifications) to page 58 and Note 4, "Significant Accounting Policies" on page F-23, and Note 12, "Closure and Post-Closure Liabilities" on page F-49:

     "In 2003 and 2004 we reduced closure and post-closure liabilities as a result of increasing highly probable landfill airspace. After acquiring landfills as part of the CSD assets from Safety-Kleen in 2002, our management identified new business opportunities that made possible the

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     expansion, and further utilization, of the assets that the previous owners had believed to be exhausted. The resulting increase in airspace was accounted for by reducing landfill retirement liabilities (due to delaying the closure and post-closure expenditures) and by correspondingly reducing landfill assets by $11.6 million and $1.2 million for the years ended December 31, 2003 and 2004 respectively. See the tables of changes to closure and post-closure liabilities below."

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING, PAGE 73

34. You state that "except as otherwise discussed elsewhere in this prospectus, there have not been any changes in the Company's internal control over financial reporting." Remove this wording, and disclose in this section all changes in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. SEE Item 308(c) of Regulation S-K.

RESPONSE: On page 75, the words "elsewhere in this prospectus" have been revised to read "below under 'Remediation of Material Control Weakness,'". As described under that caption, the Company changed during the first quarter of 2005 its internal control over accounting for self-insured workers' compensation and motor vehicle liability reserves in order to use an actuarial-based method. That change is the only change since December 31, 2004 in internal control over financial reporting which materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

BUSINESS, PAGE 76

35. State the duration of Clean Harbors' three patents under "Intellectual Property" on page 90. SEE Item 101(c)(l)(iv) of Regulation S-K.

RESPONSE: Page 92 of the prospectus has been revised to state the expiration dates of those patents.

36. State in the first full paragraph on page 106 the amount of reserves that Clean Harbors has established to cover its estimated legal costs for the lawsuit against Clean Harbors Plaquemine, LLC. Specify the known or estimated amount of civil penalties that the plaintiffs are seeking in the lawsuit.

RESPONSE: The description on pages 108-109 of the three lawsuits which have now been brought against various Clean Harbors companies involving the Plaquemine facility has been revised to provide the additional information.

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37.  If true, indicate in the second full paragraph on page 109 that the Norfolk
     Superior Court and the Suffolk Superior Court are located in the state of Massachusetts.

RESPONSE: The description on page 112 of the litigation involving the former holders of the Company's subordinated notes has been revised to state that Norfolk and Suffolk Counties are in Massachusetts and to update that disclosure to describe a recent development in that litigation.

THE EXCHANGE OFFER, PAGE 116

38. Revise the language "as soon as practicable" so that it reads "promptly" in the first and eighth paragraphs under "Terms of the Exchange" on pages 118-119. Similarly, revise the third paragraph under "Expiration Date; Extensions; Amendments" on page 120, the ninth paragraph under "Procedures for Tendering" on page 122, the third paragraph under "Withdrawal of Tenders" on page 125, and the second paragraph on page 10 of exhibit 99.1. SEE Rule 14e-1(c) under the Exchange Act.

RESPONSE: The specified changes have been made on pages 122,123,126 and 128 of the prospectus and page 1 of revised exhibit 99.1.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS, PAGE 120

39. You state in the first bullet point that you reserve the right to delay accepting any old notes. Clarify in what circumstances you will delay acceptance. For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state. Confirm for us that any delay will be consistent with Rule 14e-1(c) under the Exchange Act.

RESPONSE: The first bullet point on page 123 has been revised to clarify that the Company's right to delay accepting any old notes would be due only to an extension by the Company of the term of the exchange offer. The Company hereby confirms that, if the Company should elect to extend the exchange offer, it would comply with Rule 14e-1(c) under the Exchange Act

40. You state in the second bullet point and in first full paragraph on page 2 of exhibit 99.1 that you reserve the right to extend the exchange offer. Advise us how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d) under the Exchange Act.

RESPONSE: If the Company were to extend the exchange offer, it would give notice of such extension in accordance with Rule 14e-1(d) under the Exchange Act. Page 123 of the prospectus has been revised to provide that any such notification would include a release to a financial news service not later than 9:00 a.m., Eastern time on the business day after the previously scheduled effective date. Depending upon the circumstances, the Company might also use additional methods of notification.

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41.  Clarify that you will make a public announcement of any extension of the exchange offer no later than 9:00 A.M. Eastern time on the next business day after the scheduled expiration date as required by Rule 14e-d(1) under the Exchange Act. Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

RESPONSE: As described in the response to comment 40, page 123 of the prospectus has been revised to provide that any public announcement of an extension of the exchange offer would be given by making a release to a financial news service not later than 9:00 a.m., Eastern time on the business day after the previously scheduled extension date. The Company hereby confirms that, in accordance with Rule 14e-1(d) under the Exchange Act, any such notice would also disclose the approximate number of notes tendered to date.

42. You state in the third bullet point that you reserve the right to terminate the exchange offer if in your "sole judgment" a condition is not satisfied. We do not object to the imposition of conditions in a tender offer, provided that they are not within the direct or indirect control of the offeror and are specific and capable of objective verification when satisfied. Thus, we suggest that you revise the bullet point to clarify that Clean Harbors will make its determination in its "reasonable discretion" or "reasonable judgment." Similarly, revise the last bullet point under "Conditions to the Exchange Offer" on page 120 and the second paragraph on page 121.

RESPONSE: The fourth bullet point under "Expiration Date; Extensions; Amendments" on page 123 and the second and third full paragraphs on page 124 have been revised to clarify that the Company's right to determine whether each condition to the exchange offer has been satisfied is in the reasonable discretion or reasonable judgment of the Company.

43. We note the disclosure in the fourth bullet point that you reserve the right to amend the exchange offer's terms. Revise to indicate that if there is a material change in the offer, including the waiver of a material condition, you will extend the offering period if necessary so that at least five business days remain in the offer following notice of the material change.

RESPONSE: The fifth bullet point under "Expiration Date; Extensions; Amendments" on page 123 has been revised to state that, if the Company makes a material change in the exchange offer (including a waiver of a material condition), the Company will extend the offering period if necessary so that at least five business days remain in the offering period following notice of the material change.

CONDITIONS TO THE EXCHANGE OFFER, PAGE 120

44. We note the disclosure in the first bullet point that Clean Harbors has reserved the right not to accept notes for exchange if it determines that the offer would violate applicable

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Securities and Exchange Commission
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     law or our interpretations. Revise to indicate that all conditions to the offer other than those subject to governmental approval must be satisfied or waived before the exchange offer's expiration, not merely before acceptance of the outstanding notes for exchange.

RESPONSE: The first paragraph under "Conditions to the Exchange Offer" on pages 123-124 has been revised by changing the words "before the acceptance of the old notes" to read "before the exchange offer's expiration or receipt of any required governmental approval."

45. You state in the first paragraph on page 121 that you may assert or waive the conditions "at any time" and "at any time and from time to time." We believe that this statement may suggest conditions to the exchange offer may be waived or asserted after the exchange offer's expiration. Revise the disclosure to make clear that all conditions to the exchange offer other than those dependent upon receipt of necessary governmental approvals must be satisfied or waived before the exchange offer's expiration. Similarly, revise the fifth full paragraph on page 122 and the first full paragraph on page 2 of exhibit 99.1.

RESPONSE: In response to this comment and comment 46 below, the following sentence has been added to the first full paragraph on page 124, the carryover paragraph on pages 125-126, and (with appropriate modifications to certain capitalized terms) to the first full paragraph on page 2 of exhibit 99.1:
"However, in no event shall the exchange offer be consummated unless all conditions, other than those dependant upon receipt of any required governmental approval, have been satisfied or waived prior to the expiration of the exchange offer or any extension thereof and, if we elect a waive any condition, we must announce that decision in a manner reasonably calculated to inform the noteholders of the waiver."

46. You state in the first paragraph on page 121 that "A failure on our part to exercise any of the above rights shall not constitute a waiver of that right." You may not waive implicitly an offer condition by failing to assert it. If you decide to waive a condition, you must announce expressly the decision in a manner reasonably calculated to inform noteholders of the waiver. Please revise.

RESPONSE: Please see the response to comment 45 above.

DESCRIPTION OF THE NEW NOTES, PAGE 126

47. Revise language in this section's third paragraph's second sentence on page 127 that can be read to imply that investors do not have rights under the United States federal securities laws about the notes' description in the prospectus.

RESPONSE: The third sentence in the third paragraph on page 130 has been expanded to clarify that noteholders would have rights arising under United States securities laws to the

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extent that the following description of the terms of the indenture and the notes were inaccurate in any material respect.

NO PERSONAL LIABILITY OF DIRECTORS, EMPLOYEES, MEMBERS AND STOCKHOLDERS,
PAGE 149

48. Revise to clarify that any agreement to waive the requirements of the United States federal securities laws is void under section 14 of the Securities Act.

RESPONSE: This section on page 152 has been expanded to state that the specified waiver and release would not apply to any liabilities arising under the United States federal securities laws since any agreement to waive the requirements of such laws would be void under Section 14 of the Securities Act of 1933, as amended.

CERTAIN DEFINITIONS

49. This subsection defines some terms whose meanings are readily understood or are apparent from the context. Review this subsection and eliminate unnecessarily defined terms. Examples include terms like "Bankruptcy Law," " Board of Directors," "Commission," "Exchange Act," "GAAP," and "Person."

RESPONSE: In response to this comment, the "Certain Definitions" section has been shortened by deleting some terms whose meanings are likely to be readily understood by the note holders. However, the Company believes that some terms should be retained where the definition is helpful to such holders. In particular, while investors would readily understand that "GAAP" refers to generally accepted accounting principles, the defined term refers to those principles as in effect on June 30, 2004 (the date of the indenture and on which the notes were originally issued), and compliance with the covenants in the indenture will therefore be determined in accordance with those principles as opposed to such changed principles as may evolve over the period while the notes are outstanding. Similarly, the term "Person" has a meaning quite different than that used in normal speech, since that term refers not only to natural persons but also to entities of all types.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS, PAGE 175

50. Revise to refer to "material" rather than "certain" or "certain material" United States federal income tax consequences in this section's caption or heading and this section's first sentence.

RESPONSE: The word "certain" has been deleted throughout on page 178, and the references are now to "material" tax consequences.

51. Under "The Exchange Offer" on page 179, explain why you are unable to provide "will not" and "will have" conclusions rather than "should not" and "should have" conclusions

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     on the United States federal income tax consequences of the exchange offer.
     Disclose any resulting risks to noteholders.

RESPONSE: Under "The Exchange Offer" on page 180, the word "should" has been changed to "will".

52. Delete the statement that the discussion is for general information only. This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

RESPONSE: Page 182 deletes the statement that the discussion is for general information only.

LEGAL MATTERS, PAGE 179

53. Clarify that counsel will opine on enforceability of the obligations of Clean Harbors guarantors under the notes.

RESPONSE: The "Legal Matters" section on page 183 of the prospectus has been expanded to clarify that the opinion of Davis, Malm & D'Agostine, P.C. (Exhibit
5.1 to the Registration Statement) relates to both the validity and enforceability of the new notes and the guarantees thereof by the Guarantors.

CONSOLIDATED BALANCE SHEETS, PAGE F-4

54. Disclose separately balances billed to customers under retainage provisions. Also state the amounts that are expected to be collected after one year, and, if practical, when the amounts of retainage are expected to be collected by year. SEE Rule 5-02(3)(c) of Regulation S-X.

RESPONSE: The Company believes the balances billed to customers under retainage provisions (less than $1.0 million for each balance sheet presented) are immaterial to the financial statements. The Company expects to collect all retainage balances currently outstanding within one year, and will continue to monitor retainage and make any appropriate additional disclosures if or when required.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-6

55. Revise your description of the cost of revenues line item to clarify, if appropriate, that it is exclusive of depreciation expense. SEE SAB Topic 11:B.

RESPONSE: The description of the cost of revenues line item on page F-6 has been revised in accordance with SAB Topic 11:B.

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NOTE 4. SIGNIFICANT ACCOUNTING POLICIES, PAGE F-14

56. You state on page 45 that depreciation and amortization expense of $24.1 million for 2004 decreased from $26.5 million for 2003 due to changes in estimates in landfill lives and changes in useful lives of certain assets. Provide the disclosures required by paragraph 33 of APB 30.

RESPONSE: Under "Depreciation and Amortization" on page 46 of "Management's Discussion and Analysis of Financial Condition and Results of Operations" and on pages F-16 and F-17 of Note 4, "Significant Accounting Principles," the following disclosure has been added:

     "Depreciation and amortization expense of $24.1 million for 2004 decreased from $26.5 million for 2003 due to changes in estimates in landfill lives and changes in estimates in useful lives of certain assets of $3.5 million, which was offset by an increase in depreciation and amortization due to capital additions. The impact of the changes in estimate on dilutive loss per share for the year ended December 31, 2004 was a decrease in the loss of $0.25 per common share."

57. You state on page 1 in the description of your services that your technical services involve the transport, treatment, and disposal of hazardous waste. Disclose how you recognize revenue related to each of these services and how your revenue recognition policy conforms to SAB Topic 13:A.

RESPONSE: Please see the response to comment 60 below about certain additional disclosures that have been made.

     The Company records revenue for transportation services provided to customers upon the completion of delivery of those services. Revenues related to the treatment and disposal of hazardous waste is deferred until the waste is (i) incinerated at one of the Company's facilities, (ii) placed into a cell at one of the Company's hazardous waste landfill facilities, (iii) discharged into a sewer system after treatment at one of the Company's wastewater facilities, or
(iv) injected into the Company's deep injection well.

     SAB Topic 13:A lists four criteria that must be met for revenue to be recognized: (1) persuasive evidence of an arrangement exists, (2) services have been rendered, (3) the seller's price to the buyer is fixed or determinable, and
(5) collectibility is reasonably assured. The Company meets these criteria for the recognition of its revenues. Almost every invoice rendered to a customer for the Company's services requires the Company's employees to go to customer locations for the performance of some or all of the services rendered. The fact that the Company's employees are admitted to customer sites to perform services indicates that a persuasive arrangement exists with the customer. At a customer location, the Company's employees perform a variety of services which almost always require that a representative of the customer sign manifests, worksheets, change orders and/or other documents which further evidences that a persuasive arrangement exists. The Company recognizes revenues only as services are rendered and not prior to performance. The pricing to the customer is fixed and

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determinable based on quotes, contracts, rate sheets provided to the customer or based upon a historical relationship with the customer. As a matter of practice, the Company does not perform services unless the Company believes that it will be paid. The Company provides allowances for bad debts and/or sales allowances in those circumstances where collection is in doubt.

58. Tell us more about your sales contracts with your customers, including whether they are generally for multiple services. Tell us what considerations you have given to EITF 00-21 in recognizing revenue.

RESPONSE: The Company often provides multiple services to a single customer because the Company is a vertically integrated service provider. The Company provides a wide range of environmental services through two major segments:
Technical Services and Site Services. Technical Services involve (i) services for collection, transportation and logistics management, (ii) services for the categorizing, packaging and removal of laboratory chemicals (Cleanpack(R)), and
(iii) services related to the treatment and disposal of hazardous wastes. Site Services involve a wide range of services to maintain industrial facilities and process equipment, as well as clean up or contain actual or threatened releases of hazardous materials into the environment. Revenues for all services with the exception of services for the treatment and disposal of hazardous waste are recorded as services are rendered. Revenues for disposing of hazardous waste are recognized upon completion of wastewater treatment, landfill or incineration of the waste at a Company-owned site or when the waste is shipped to a third party for processing and disposal. The Company competes against many competitors that provide one or more of the services that the Company provides. Each one of the services that the Company offers can be provided on a stand-alone basis or bundled with other services. Because each service the Company offers is provided on a stand-alone basis, the Company is able to reference market (fair value) rates when developing quotes to its customers. Under the Company's service arrangements, performance of the Company's undelivered services are probable and are substantially under the control of the Company.

59. You state that you recognize revenue when waste is shipped to a third party for processing and disposal. Tell us how this policy complies with SAB Topic 13:A. Demonstrate specifically how you have substantially accomplished the services that you are obligated to perform under the terms of your customer arrangements.

RESPONSE: The Company's standard Environmental Services and Waste Disposal Agreement with the Company's customers includes the following:

     "Title, risk of loss and all other incidents of ownership to the waste materials shall be transferred from Customer to Clean Harbors at the time Clean Harbors takes possession of and removes waste materials from the place of transfer, or at the time Clean Harbors accepts delivery of the waste materials at its TSD facility, whichever is applicable."

The Company's standard Waste Disposal Agreement that the Company enters into with companies to which the Company sends waste includes the following:

     "Title, risk of loss and all other incidents of ownership to the waste materials shall be transferred from Clean Harbors to Contractor at the time Contractor takes possession of and removes waste materials from the place of transfer, or at the time Contractor accepts delivery of the waste materials at its TSD facility, whichever is applicable."



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     The Company believes that when the Company receives waste from its customers that it accepts title to that waste and assumes the liability for disposing of the waste. The Company also believes that its customers perceive the transaction the same way because its customers are almost always willing to pay the Company's invoices for waste disposal upon receipt of the invoice rather than upon treatment or disposal of the waste. The Company believes that when it contracts with a vendor to dispose of the waste the vendor likewise accepts title to the waste and the liability transfers to the vendor. Because the Company believes that it no longer has title to the waste nor a direct liability associated with the waste, the Company believes that its earnings process is complete and that it is appropriate to recognize the revenue at the time of title transfer. Although there is some difference between the transfer of title to an asset and the acceptance of a liability, the Company believes that the basic concepts of SAB 13:A can be applied to the transfer of a liability to a vendor. In all cases, the Company believes that a persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and payment is reasonably assured.

     The relationship between the Company and its waste disposal vendors is not that of general contractor and sub-contractor. In a relationship between a contractor and sub-contractor, the contractor manages the sub-contractor in order to perform the project to the customer's requirements. The relationship between the Company and its disposal vendors is the same as that as between a company and its supplier where revenue is recognized as title to goods delivered is transferred.

60. You state that revenues from waste that is not yet completely processed and the related costs are deferred until the services are completed. You state also that revenues from cost plus, fixed fee, and fixed unit price contracts relating to site services, CleanPack services, and transportation services costs are recorded as costs are incurred or units are completed and include estimated fees earned according to terms of the contracts. Disclose the accounting literature that you are using in accounting for these types of revenues. Also tell us how you determined that it was appropriate for you to use this literature.

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RESPONSE: The Company has revised the description of its revenue recognition policy in order to make the policy more understandable to the reader and added the revised disclosure to Note 4(b) on page F-15 and Note 3(a) on page F-93, as follows:

     "The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collection is reasonably assured."

     "The Company provides a wide range of environmental services through two major segments: Technical Services and Site Services. Technical Services involve (i) services for collection, transportation and logistics management, (ii) services for the categorizing, packaging and removal of laboratory chemicals (Cleanpack(R)), and (iii) services related to the treatment and disposal of hazardous wastes. Site Services involve a wide range of services to maintain industrial facilities and process equipment, as well as clean up or contain actual or threatened releases of hazardous materials into the environment. Revenues for all services with the exception of services for the treatment and disposal of hazardous waste are recorded as services are rendered. Revenues for disposing of hazardous waste are recognized upon completion of wastewater treatment, landfill or incineration of the waste at a Company-owned site or when the waste is shipped to a third party for processing and disposal. Revenues from waste that is not yet completely processed and the related costs are deferred until services are completed. Revenue is recognized on contracts with retainage when services have been rendered and collectibility is reasonably assured."

     The Company recognizes revenue in accordance with EITF No. 00-21, Revenue Arrangements with Multiple Deliverables and SEC Staff Accounting Bulletin
No. 101, Revenue Recognition in Financial Statements.

(j) PROPERTY, PLANT, AND EQUIPMENT, PAGE F-16

61. Break out the vehicles and equipment line item into smaller and more meaningful components. Disclose separately the range of useful lives for each new category presented. For categories that still have very broad useful lives, you should discuss separately the types of assets that fall in each part of the range.

RESPONSE: Page F-17 of the prospectus now breaks out the vehicles and equipment line into two lines and includes the range of useful lives for those two categories. Page F-17 also now includes a category for land improvements and the useful life for such category.

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(m) CLOSURE AND POST-CLOSURE LIABILITIES, PAGE F-17

62. You state that the reductions in some asset retirement obligations were partly offset by closure and post-closure obligations recorded for operating non-landfill facilities. Provide a general description of these new obligations for non-landfill facilities, including when these obligations arose, how you previously accounted for them, and how you arrive at the estimated amounts to record.

RESPONSE: Note 4(n) on page F-24 and Note 3(c) on page F-94 now state as follows:

     "The Company records its non-landfill closure and post-closure liability by
     (i) estimating the current cost of closing a non-landfill facility and the post closure care of that facility, if required, based upon the closure plan that the Company is required to follow under its operating permit, or in the event the facility operates with a permit that does not contain a closure plan, based upon legally enforceable closure commitments made by the Company to various governmental agencies, (ii) using probability scenarios as to when in the future operations may cease, (iii) inflating the current cost of closing the non-landfill facility on a probability weighted basis using the inflation rate to the time of closing under each probability scenario, and (iv) discounting the future value of each closing scenario back to the present using the credit-adjusted risk-free interest rate. Non-landfill closure and post-closure obligations arise when the Company commences operations. Prior to the implementation of SFAS No. 143, these obligations were expensed in the period that a decision was made to close a facility."

63. Disclose how you were previously accounting for financial assurance costs. Refer to the accounting literature that you used. Clarify how SFAS 143 impacted your accounting of these costs.

RESPONSE: Note 4(n) on page F-19 and, with modifications, Note 3(c) on page F-94 now state as follows:

     "Prior to the adoption of SFAS No. 143, the Company accrued the cost of financial assurance relating to both landfill and non-landfill closure and to both landfill and non-landfill post-closure care, as required, under SFAS No. 5, "Accounting for Contingencies." Under SFAS No. 143, financial assurance is no longer included as a component of closure or post-closure costs. SFAS No. 143 requires the cost of financial assurance to be expensed as incurred, and SFAS No. 143 requires the cost of financial assurance to be considered in the determination of the credit-adjusted risk-free interest rate."

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64.  Disclose what benchmark(s) you use to arrive at the estimated rates of inflation. Tell us the benchmark rate(s) for each period, and explain the reasons for any differences between the benchmark rate(s) and the inflation rates that you used.

RESPONSE: Note 4(n) on page F-19 and Note 3(c) on page F-93 now state as follows:

     "The Company uses an inflation rate published by the US Department of Labor Bureau of Labor Statistics that excludes the more volatile items of food and energy."

     There are no differences between the benchmark rates and the inflation rates previously disclosed in Forms 10-K or Forms 10-Q. For the years ended December 31, 2004, and 2003, and for the six months ended June 30, 2005, inflation rates employed for volumes consumed were, respectively, 1.15%, 2.00%, and 2.16%.

65. Disclose how you arrive at the credit-adjusted, risk-free interest rate for each period presented. Discuss the assumptions used in arriving at this rate.

RESPONSE: Note 4(n) on page F-19 now states as follows:

     "For the asset retirement obligations incurred in 2004, the Company estimated its credit-adjusted risk-free interest rate by adjusting the then current yield based on market prices of its $150 million Senior Secured Notes by the difference between the yield of a US treasury note of the same duration as the Senior Secured Notes and the yield on the 30 year U.S. Treasury Bond. For the asset retirement obligations incurred in 2003 and for the initial application of SFAS No. 143, the Company estimated its credit-adjusted risk-free interest rate by adjusting the then current yield on intermediate term debt of companies whose debt was then similarly rated by the rating agencies by the difference between the yield of a US treasury note of the same duration as the average maturity on the intermediate term debt and the yield on the 30 year U.S. Treasury Bond."

     The Company believes that the closure and post-closure liabilities are very long-term in nature and that these liabilities should be tied to interest rates for 30 year bonds; however, 30 year bonds are not issued by companies with credit ratings similar to those of Clean Harbors. According to its SFAS No 143 Policy for 2003, the Company estimated its credit-adjusted risk-free interest rate by observing the interest rates that companies of similar credit standing are charged in the intermediate loan markets (loans of 5 to 10 years) and adjusted this rate by the adding or subtracting the difference between the 30 year treasury bond rate and the rate of the appropriate intermediate treasury note. In June 2004, the Company issued $150 million of Senior Secured Notes. The Company now has better information as to its cost to borrow in the intermediate loan market. Thus, the Company's stated policy has been slightly modified based

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on the better available information. On December 31, 2004, the Senior Secured
Notes were trading at 112%, which resulted in a yield to maturity at that time of 9.29%. This market rate of interest was then adjusted by taking the difference between the interest rate for a treasury security of the same duration and the rate on the 30-year bond.

NOTE 11, LEGAL PROCEEDINGS
GENERAL ENVIRONMENTAL MATTERS, PAGE F-34

66. Similar to the disclosures provided for remedial liabilities in Note 13, clarify whether you have concluded that additional losses in excess of amounts accrued for environmental matters are reasonably possible. If so, give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Provide a rollforward of the accruals recorded for general environmental matters for each period presented. For any individually material sites, provide the amount accrued and the reasonably possible additional losses. SEE SAB Topic 5:Y and SFAS 5.

RESPONSE: Note 11 on page F-36 and, with modifications, Note 7 on page F-101 now state as follows:

     "The Company also estimates that it is "reasonably possible" as that term is defined in SFAS No.5 (more than remote but less than likely), that the amount of such total liabilities could be up to $3.0 million greater than such $35.4 million. Because all of the Company's reasonably possible additional losses relating to legal liabilities relate to remedial liabilities, the reasonably possible additional losses for legal liabilities are reflected in the tables of reasonably possible additional losses in Note 13, "Remedial Liabilities." The Company periodically adjusts the aggregate amount of such reserves when such potential liabilities are paid or otherwise discharged or additional relevant information becomes available to the Company."

     The following statement has also been included in Note 11 on page F-36 and, with modifications, in Note 7 on page F-100:

     "Substantially all of the Company's legal proceedings liabilities are environmental liabilities and, as such, are included in the tables of changes to remedial liabilities disclosed as part of Footnote 13, Remedial Liabilities, on pages F-52 and F-53."

67. For the matters in which you are not in complete agreement at this time on the scope of your indemnity obligations, clarify how you considered the lack of agreements in arriving at the amounts accrued. Disclose the estimated amount of liabilities that have not been recorded related to these indemnity obligations.

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Securities and Exchange Commission
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RESPONSE: Page F-107 (and, with modifications, pages F-42) now state:

     "However, the Company now believes that it has no liabilities that are both probable and estimable at this time, with respect to the potential cleanup of those four additional sites [which are the subject of the additional indemnity claims asserted by Safety-Kleen], and the Company has therefore not established any reserves for any potential liabilities of the Sellers in connection therewith. It is expressly the Company's legal position that it is not liable at any of the four sites for any and/or all of the Sellers' liabilities. In any event, at one site the potential liability of the Seller(s) is de minimis and a settlement has already been offered to the Seller(s) to that effect, and at one site the Company believes that the Seller(s) shipped no wastes or substances into the site and therefore the Seller(s) have no liability. For the other two sites, the Company cannot estimate the amount of the Sellers' liabilities, if any, at this time, and that irrespective of whatever liability the Sellers may or may not have, the Company reaffirms its position that it does not have any liability for any of the four sites including these two particular sites."

NOTE 15, COMMITMENTS AND CONTINGENCIES
LEASES, PAGE F-54

68. Explain to us the reasons for the difference between the rent incurred over the last year and the annual minimum lease payments due over the next five years. For example, your rent expense was $32,300,000 in 2004 compared to non-cancellable lease amounts of $9,104,000 due in 2005. In your explanation, address any contingent rental amounts, cancelable leases, and leases with duration of less than one year incurred during the 2004 fiscal year. Also disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions that may be present in your leases. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight line basis over the minimum lease term, the note should so state.

RESPONSE: Note 4(l) on page F-18 and Note 3(b) on page F-93 now state as follows:

     "The Company leases rolling stock, equipment, real estate and office equipment under operating leases. Certain real estate leases contain rent holidays and rent escalation clauses. Most of the Company's real estate lease agreements include renewal periods at the Company's option. The Company recognizes rent holiday periods and scheduled rent increases on a straight-line basis over the lease term beginning with the date the Company takes possession of the leased space."

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Securities and Exchange Commission
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     Primarily to support its Site Service segment, the Company leases a wide variety of equipment for short periods of time (i.e., for a day, week or month). Under the accounting rules these rent payments fall under the definition an operating lease. L10.112(c) of the Current Text states the following:

     "For all operating leases, rental expense for each period for which an income statement is presented, with separate amounts for minimum rentals, contingent rentals, and sublease rentals. Rental payments under leases with terms of a month or less or less that were not renewed need not be included."

     The difference between the rent expense for 2004 of $32,300,000 and the non-cancelable lease amount due in 2005 of $9,104,000 consisted almost entirely of rent payments on these short term rentals. The Company has chosen to include in its disclosure of rent expense the expense relating to the short-term rentals.

     If our assumption is incorrect, tell us how your accounting complies with SFAS 13 and FTB 88-1.

RESPONSE: The Company believes as discussed above that its accounting is in compliance with SFAS No. 13 and FTB 88-1.

NOTE 18. REDEEMABLE SERIES C PREFERRED STOCK, PAGE F-60

69. Tell us more about your accounting of the redeemable series C preferred stock. Address specifically these items with reference to the appropriate accounting literature:

     - Tell us how you determined it was originally appropriate to record the series C preferred stock into two components.

RESPONSE: The Company determined that the conversion option embedded in the Redeemable Series C Convertible Preferred Stock needed to be bifurcated pursuant to paragraph 12 of SFAS No. 133. Specifically, paragraph 12 has three criteria that if met would require a derivative embedded in a host contract to be bifurcated. The first criteria that "the economic characteristics and risks of the embedded derivative instrument are not closely related to the economic characteristics of the host contract" was met because the economic characteristics of the conversion option embedded in the Series C Preferred Stock which had equity characteristics was not closely related to the economic characteristics of its debt host (the $25 million Redeemable Series C Preferred Stock with a 6% dividend - the "Host Contract"). The second criteria was met because the Company was unable to identify any accounting literature that would allow the "hybrid instrument" to be remeasured at fair value and therefore "the contract ("the hybrid instrument") that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting

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Securities and Exchange Commission
August 31, 2005
Page 28


principles with changes in fair value reported in earnings as they occur." The third criteria for "a separate instrument with the same terms as the embedded derivative instrument [which] would, pursuant to paragraphs 6-11, be a derivative instrument subject to the requirements of this Statement" was met because the embedded derivative met the requirements of paragraphs 6-11.

     In making this assessment, the Company considered whether the conversion option would be eligible for the scope exception of FAS 133 stipulated in paragraph 11a relating to derivatives indexed to a company's own stock and whether such derivative would be classified in equity. To determine whether the conversion option would meet the paragraph 11a scope exception, the Company considered the guidance in EITF 00-19 "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock". In assessing the conversion option under the criteria of EITF 00-19, since the conversion option was subject to a potential reset provision (which could adjust the number of shares to be delivered), the Company concluded that the conversion option was embedded in a non-conventional convertible debt instrument. As a result, all the provisions of EITF 00-19 were required to be considered to determine whether or not the conversion option was required to be bifurcated. In assessing the conversion option under the criteria in EITF 00-19, the Company determined that it might be forced to cash settle the conversion option because the Company could not then register common shares under the rules of the Commission (because of the absence of audited statements of operations for the CSD). The conversion option was therefore not eligible for the paragraph 11a scope exception, and therefore it was required to be bifurcated under FAS 133 and recorded at fair value with changes in its fair value recorded currently in earnings.

     To identify the host contract and the embedded derivative, the Company then followed the guidance of paragraph 61 (l) of FAS 133. Because the Series C Preferred Stock was a cumulative fixed-rate preferred stock that had a mandatory conversion feature, the Company concluded that the instrument was more akin to debt than to an equity instrument. The Company then concluded, in accordance with paragraph 61 (k) of FAS 133, that because the changes in the fair value of an equity instrument and the interest rates on the debt instrument were not clearly and closely related, the embedded derivative (that is, the conversion option) must be separated from the debt host in the Series C Preferred Stock.

     - Tell us how you determined the appropriate amortization period for the preferred stock discount and the issuance costs of the redeemable preferred stock and how you determined that it was appropriate to accrete these amounts to additional paid-in-capital.

RESPONSE: The Company accounted for the preferred stock discount and the issuance costs in accordance with Staff Accounting Bulletin Topic 3C. Under the interpretive response, that Topic states:

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Securities and Exchange Commission
August 31, 2005
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     "Where fair value at date of issue is less than the mandatory redemption amount, the carrying value shall be increased by periodic accretions, using the interest method, so that the carrying amount will equal the mandatory redemption amount at the mandatory redemption date. The carrying amount shall be further periodically increased by amounts representing dividends not currently declared or paid, but which will be payable under the mandatory redemption features, or for which ultimate payment is not solely within the control of the registrant. Each type of increase in carrying amount shall be effected by charges against retained earnings or, in the absence of retained earnings, by charges against paid-in capital."

     The Company determined that the appropriate amortization period for amortizing the preferred stock discount and the issuance costs was from the date of issuance through the mandatory redemption date.

     - Tell us specific factors that led to the change in value of the embedded derivative from December 31, 2003 to March 31, 2004 and from March 31, 2004 to June 30, 2004. Your explanation should refer to any relevant assumptions used in the Black-Scholes model.

RESPONSE: Volatility for all periods was fairly consistent at 90+%. The key inputs into the Black-Scholes model for the periods ended December 31, 2003, March 31, 2004 and June 30, 2004 were as follows:

                                         December 31, 2003     March 31, 2004     June 30, 2004
Number of common shares subject to               3,267,745          3,316,761         3,369,830
conversion rights

Common stock market value                            $8.91              $7.41             $9.35

     The number of common shares subject to the conversion rights under the Black-Scholes model increased over time because the Company was not paying dividends on the Series C Preferred Stock in cash; rather, those dividends accrued and compounded. While the strike price of the conversion rights remained constant at $8.00 per common share for all periods, the market value of the common stock fluctuated significantly above and below the conversion price, which resulted in large fluctuations in the value of the embedded derivative.

     - Provide a detailed explanation of your accounting of the redemption of the series C preferred stock. Your explanation should discuss your accounting for the settlement of the embedded derivative and the valuation and accounting of the warrants issued.

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Securities and Exchange Commission
August 31, 2005
Page 30


RESPONSE: The Company amortized the issuance costs and the discount, and accrued the dividends on the Series C Preferred Stock through June 30, 2004. This resulted in a balance on June 30, 2004 just prior to the redemption of $17,159,330 which included $1,963,070 of accrued dividends. The Company negotiated the redemption price of the host with the holders of the Series C Preferred Stock. The parties agreed to redeem the host for the sum of $25,000,000 plus accrued dividends. The Company paid the accrued dividends, and the Company redeemed the Series C Preferred Stock for $25,000,000. The carrying value of the Series C Preferred Stock of $17,159,330 less the accrued dividends of $1,963,070 less the $25,000,000 paid to redeem the Series C Preferred Stock resulted in a "loss" $9,803,740 that was recorded to additional paid-in capital.

     The value of the embedded derivative as determined using the Black-Scholes model was $11,163,077 as of the close of business on June 29, 2004, the day prior to the redemption. The Company negotiated the redemption price of the conversion option with the holders. As of June 30, 2004, the holders of the Series C Preferred Stock were entitled under the terms of the Series C Preferred Stock to then convert the Series C Preferred Stock into 3,369,830 shares of common stock at a conversion price of $8.00 per share. The holders agreed to settle part of the embedded derivative for cash in the amount of $362,500, and the holders agreed to accept 2,775,000 common stock purchase warrants with an exercise price of $8.00 per share. The value of the 2,775,000 warrants under the Black-Scholes model of $9,192,612 was recorded to additional paid-in capital. Since the holders accepted 594,830 fewer warrants than they were entitled to under the terms of the Series C Preferred Stock in exchange for $362,500 paid in cash, the Company recognized a gain on the settlement of the embedded derivative that was recorded as a component of loss on refinancing of $1,607,965.

NOTE 23. SEGMENT REPORTING, PAGE F-69

70. Disclose total assets for each reportable segment, and provide a reconciliation of the total reportable segments' assets to your consolidated assets as of each balance sheet date presented. Refer to paragraphs 27-32 of SFAS 131.

RESPONSE: Page F-76 now provides additional disclosure for total assets for each reportable segment and geographical area for each balance sheet date presented.

71. Disclose the types of amounts included in corporate revenues, cost of revenues, and selling, general and administrative expenses for each period presented. Also disclose why these amounts were not allocated to the other reportable segments. If any amounts are the elimination or reversal of transactions between reportable segments, present them separately. Also disclose what identifiable assets are included in the corporate assets amount as of each balance sheet date. SEE paragraphs 31 and 32 of SFAS 131.

RESPONSE: Pages F-74-76 now disclose the types of amounts included in corporate revenues, cost of revenues, and selling, general and administrative expenses. The corporate items are

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Securities and Exchange Commission
August 31, 2005
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managed separately and deemed to be insignificant to the total company and are therefore not allocated to other reportable segments. A separate table which discloses inter-segment transactions between reportable segments has also been added. In addition, Note 23 now includes the detail of Corporate asset amounts as of each balance sheet date.

NOTE 24. QUARTERLY DATA (UNAUDITED), PAGE F-72

72. Disclose the reasons for the loss from operations in the first quarter of 2003, the low profitability in the second quarter of 2003, and the net losses during these periods. SEE Item 302(a)(3) of Regulation S-K.

RESPONSE: Page F-78 now states as follows:

     "For the first quarter of 2003, the loss from operations of $0.7 million and the net loss of $7.2 million was a result of reduced revenues due to the seasonal nature of certain services, generally weak economic conditions, and the relatively short period of time that had passed since the Company's September 2002 acquisition of the Chemical Services Division of Safety-Kleen Corp. that precluded the Company from then eliminating duplicative costs that resulted from the acquisition."

     "For the second quarter of 2003, the reduced level of income from operations of $0.3 million and the net loss of $6.8 million was a result of generally weak economic conditions, and the relatively short period of time that had passed since the Company's September 2002 acquisition of the Chemical Services Division of Safety-Kleen Corp. that precluded the Company from then eliminating duplicative costs that resulted from the acquisition."

SCHEDULE II. VALUATION AND QUALIFYING ACCOUNTS, PAGE F-81

73. Since revenue allowance is a critical accounting estimate, disclose changes in the revenue allowance in schedule II. Alternatively, tell us where these disclosures have been provided. SEE Rule 5-04 of Regulation S-X.

RESPONSE: Schedule II now includes the sales allowance at December 31, 2002, 2003 and 2004. While the Company has developed a methodology for estimating its sales allowance at a point in time, due to certain limitations of its billing system, the Company is unable to provide a rollforward of the allowance. The Company will endeavor to make the necessary changes to its billing systems in the future so that it can report changes to the sales allowance over time.

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Securities and Exchange Commission
August 31, 2005
Page 32


UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31, 2005

74. As applicable, address the accounting comments above in your interim financial statements.

RESPONSE: The Company has reflected all applicable comments in its June 30, 2005 financial statements included both within the prospectus and the Company's Form 10-Q Report for the quarter ended June 30, 2005.

EXHIBITS

75.  Include an exhibit index immediately before the exhibits.

RESPONSE: Pages II-15 and II-16 of the Amendment contains an Exhibit Index.

EXHIBIT 23.1

76. The independent public accounting firm must consent also to being named in the registration statement. SEE Rule 436 of Regulation C under the Securities Act, and revise.

RESPONSE: Exhibit 23.1 to the Amendment contains the consent of PricewaterhouseCoopers LLP to being named under "Controls and Procedures" and "Independent Registered Public Accounting Firm" in the prospectus included in the Registration Statement.

SIGNATURES

77. Clean Harbors Deer Park, L.P. as a registrant guarantor also must sign the registration statement. Further, the registration statement must be signed by a majority of the board of directors of any corporate general partner signing the registration statement. SEE instruction 1 for signatures on Form S-4, and revise.

RESPONSE: Page II-13 to the amendment adds Clean Harbors Deer Park, L.P. as a registrant guarantor signing the Registration Statement. As in the case of Clean Harbors LaPorte, L.P. and Harbor Industrial Services Texas, L.P., Clean Harbors Deer Park, L.P. is a limited partnership whose sole general partner is Clean Harbors of Texas LLC. Clean Harbors of Texas LLC has therefore signed the Registration Statement on behalf of Clean Harbors Deer Park, L.P. and each of those other two limited partnerships, and the executive officers and managers of Clean Harbors of Texas LLC have signed the Registration Statement in those respective capacities.

     In light of the substantial number of comments in the Comment Letter, the Company and the Guarantors will defer filing a request for acceleration of the effectiveness of the Registration Statement until such time as the Commission's staff has had an opportunity to review the Amendment and the specific responses to each of the comments set forth above in this letter. If

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Securities and Exchange Commission
August 31, 2005
Page 33


the staff advise that the Amendment and this letter adequately respond to such comments, the Company and the Guarantors will then file a request for acceleration. As described in the Comment Letter, the Company and the Registrant Guarantors will acknowledge in such letter that (i) should the Commission or the staff acting by delegated authority declare the Registration Statement effective, it does not foreclose the Commission from taking any action of the filing, (ii) the action of the Commission or the staff acting by delegated authority in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and (iii) the Company may not assert the staff's comments and the declaration of the Registration Statement's effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws. The Company will also confirm in such letter that they are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

     Please contact either the undersigned or C. Michael Malm of this firm should you have any questions or requests for additional information with respect to this filing. Thank you for your assistance.

                                                Very truly yours,

                                                /s/ John D. Chambliss

                                                John D. Chambliss


cc:  Alan S. McKim, Chairman
     James M. Rutledge, Executive Vice President
     Carl d. Paschetag, Vice President and Treasurer
     C. Michael Malm, Esq.